Exhibit 99.2

Consolidated financial statements of

Western Wind Energy Corp.

June 30, 2008
(Unaudited)

Western Wind Energy Corp.
June 30, 2008

Table of contents

Western Wind Energy Corp.
Consolidated balance sheet
as at June 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

	June 30,	December 31,
	2008	2007
	$	$
Assets
Current assets
Cash	4,763,479	449,493
Accounts receivable	1,709,724	338,180
Taxes refundable	462,987	461,786
Prepaid expenses and deposits	142,426	261,436
	7,078,616	1,510,895

Restricted cash	191,773	1,171,376
Capital assets (Note 3)	19,450,383	19,316,971
Goodwill and other intangible assets (Note 4)	4,071,669	3,993,353
	30,792,441	25,992,595

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing	1,558,014	1,020,644
Discontinued	354,529	457,925
Accrued interest liabilities	4,206	2,229,986
Loans payable, current portion (Note 5)	896,935	13,679,465
	2,813,684	17,388,020

Loans payable (Note 5)	438,751	692,217
Asset retirement obligation	985,841	926,362
Future income tax liability	3,998,026	4,217,071
	8,236,302	23,223,670

Shareholders' equity
Share capital (Note 7)
Common shares
Authorized
Unlimited shares without par value
Issued and outstanding
30,190,201 (December 31, 2007 - 28,827,039)	28,576,207	26,255,942
Contributed surplus	4,266,668	4,128,400
Special warrants (Note 8)	16,428,953	-
Warrants (Note 8)	786,765	1,030,482
Accumulated other comprehensive loss	(1,525,597)	(1,905,932)
Accumulated deficit	(25,976,857)	(26,739,967)
	22,556,139	2,768,925
	30,792,441	25,992,595

Commitments (Note 11)
Contingencies (Note 12)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the interim consolidated financial statements.	Page 1

Western Wind Energy Corp.
Consolidated statement of operations
three and six months ended June 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended			Six months ended
	June 30,	July 31,	June 30,	July 31,
	2008	2007	2008	2007
	$	$	$	$

Revenue
Energy sales	2,145,874	1,492,822	3,023,338	3,165,440

Expenses
Amortization	572,287	557,572	1,141,682	1,170,864
Plant operating expenses	432,069	303,443	827,751	998,904
Interest (recovery) expense and accretion on long-term debt (Note 10)	(537,523)	496,854	(182,702)	983,083
Stock-based compensation (Note 7)	486,000	51,990	828,090	110,830
Consulting and directors' fees (Note 9)	325,814	260,205	638,470	488,011
Professional fees	603,558	413,007	818,446	895,920
Travel and automotive	226,512	94,439	412,247	177,878
Advertising and promotion	80,737	12,889	164,241	30,994
Management fees (Note 9)	97,500	45,000	195,000	90,000
Bonuses (Note 9)	-	-	-	83,920
Office and secretarial (Note 9)	91,236	27,159	131,576	61,808
Asset retirement obligation accretion	16,314	17,805	32,539	36,573
Project costs	35,564	61,468	47,851	137,413
Regulatory fees	19,347	6,896	29,831	20,422
Foreign exchange loss (gain)	(104,146)	(722,124)	456,505	(1,622,625)
	2,345,269	1,626,603	5,541,527	3,663,995

Loss before the following	(199,395)	(133,781)	(2,518,189)	(498,555)
Interest income	6,645	13,581	17,316	44,491

Loss from continuing operations before
income taxes	(192,750)	(120,200)	(2,500,873)	(454,064)
Income tax recovery (Note 6)	(168,317)	(183,095)	(334,919)	(376,089)

Income (loss) from continuing operations
after tax	(24,433)	62,895	(2,165,954)	(77,975)
Income (loss) from discontinued operations	2,929,064	74,861	2,929,064	(26,165)
Net income (loss)	2,904,631	137,756	763,110	(104,140)

Loss per share as reported - basic and diluted
Continuing operations	0.00	0.00	(0.07)	(0.01)
Discontinued operations	0.10	-	0.10	(0.00)
Net income (loss)	0.10	0.01	0.03	(0.01)

Weighted average number of common shares
outstanding - basic and diluted	29,387,188	25,743,080	29,296,788	24,466,165

See accompanying notes to the interim consolidated financial statements.	Page 2

Western Wind Energy Corp.
Consolidated statement of cash flows
three and six months ended June 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30,	July 31,	June 30,	July 31,
	2008	2007	2008	2007
	$	$	$	$

Operating activities
Net loss for the period from continuing operations	(24,433)	62,895	(2,165,954)	(77,975)
Items not involving cash:
Amortization	572,287	557,572	1,141,682	1,170,864
Asset retirement obligation accretion	16,314	17,805	32,539	36,573
Bonuses paid in shares and to repay investment deposit	-	-	-	83,920
Accretion on long term debt	-	26,250	13,720	51,644
Stock-based compensation expense	486,000	51,990	828,090	110,830
Future income taxes	(168,317)	(184,022)	(335,723)	(376,090)
Unrealized foreign exchange loss (gain)	(4,497)	(722,124)	39,629	(1,622,625)
	877,354	(189,634)	(446,017)	(622,859)
Change in non-cash working capital:
Refundable tax credits	61	(24,633)	61	(35,747)
Accounts receivable	(1,037,059)	262,085	(1,344,375)	(339,998)
Taxes refundable	(33,843)	10,538	1,528	11,823
Prepaid expenses and deposits	193,296	(121,936)	123,496	(5,915)
Accounts payable and accrued liabilities	424,780	9,703	557,391	572,771
Accrued interest liabilities	(2,606,163)	406,586	(2,225,897)	-
Discontinued operations	-	251,788	-	(26,164)
	(2,181,574)	604,497	(3,333,813)	(446,089)

Investing activities
Purchase of capital assets	(505,495)	(215,333)	(894,462)	(212,057)
Recovery/ discontinued operations	2,929,064	-	2,929,064	-
Restricted cash	1,072,508	(86,125)	997,353	(83,125)
Investment	-	(69,000)	-	(69,000)
	3,496,077	(370,458)	3,031,955	(364,182)

Financing activities
Shares and warrants issued for cash	648,216	91,570	1,270,995	1,442,550
Special warrants and broker's warrants	16,428,953	-	16,428,953	-
Loans payable and conversion rights	(13,788,028)	(159,631)	(13,084,104)	(395,756)
Discontinued operations	-	(229,566)	-	(229,566)
	3,289,141	(297,627)	4,615,844	817,228

Net cash inflow	4,603,644	(63,588)	4,313,986	6,957
Cash position, beginning of period	159,835	113,051	449,493	42,506
Cash position, end of period	4,763,479	49,463	4,763,479	49,463

Supplemental cash flow information
Interest paid in cash	2,014,479	63,470	2,032,021	79,938
Interest income	17,316	44,491	17,316	44,491

Non-cash financing activities (statement of shareholders' equity)

See accompanying notes to the interim consolidated financial statements.	Page 3

Western Wind Energy Corp.

Consolidated statement of shareholders' equity and comprehensive los as at June 30, 2008

(Expressed in Canadian dollars) (Unaudited)

									Accumulated
									other	Total
	Common shares		Contributed		Warrants	Special Warrants			comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Number	Amount	Deficit	income (loss)	equity
		$	$		$		$	$	$	$

Balance at January 31, 2007	24,119,705	21,879,587	3,741,804	7,703,844	49,870	-	-	(24,155,390)	473,098	1,988,969
Net loss for the period	-	-	-	-	-	-	-	(2,584,577)	-	(2,584,577)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	(2,379,030)	(2,379,030)
Comprehensive loss										(4,963,607)
Cash transactions
Private placement at $0.90 per unit, net of issuance costs of
$51,000	732,000	382,971	-	774,000	237,729	-	-	-	-	620,700
Private placement of 107,779 units at $0.90	107,779	61,222	-	107,779	35,779	-	-	-	-	97,001
Private placement of 165,000 units at $1.00	165,000	102,226	-	165,000	62,774	-	-	-	-	165,000
Private placement of 2,086,400 units at $1.40 per unit, net of
issuance costs of $480,388	2,086,400	1,891,996	-	1,223,900	650,956	-	-	-	-	2,542,952
Exercise of options at $0.86 per share	100,000	86,000	-	-	-	-	-	-	-	86,000
Exercise of warrants at $1.03 per share	712,000	733,360	-	(712,000)	-	-	-	-	-	733,360
Exercise of warrants at $1.05 per share	78,950	107,147	-	(78,950)	(24,249)	-	-	-	-	82,898
Share subscriptions received	-	-	109,500	-	-	-	-	-	-	109,500
Adjustment to 2006 fair value of warrants	-	(17,623)	-	-	17,623	-	-	-	-	-
	3,982,129	3,347,299	109,500	1,479,729	980,612	-	-	-	-	4,437,411
Non-cash transactions
Debt settlement at a value of $0.80 per share	179,375	143,500	-	-	-	-	-	-	-	143,500
Transfer from contributed surplus on exercise of options	-	96,306	(96,306)	-	-	-	-	-	-	-
Expiry of warrants	-	-	-	(1,079,962)	-	-	-	-	-	-
Bonus shares at a value of $0.75 per share	119,000	89,250	-	-	-	-	-	-	-	89,250
Bonus shares at a value of $1.64 per share	426,830	700,000	(700,000)	-	-	-	-	-	-	-
Deferred bonus expense	-	-	83,920	-	-	-	-	-	-	83,920
Stock-based compensation	-	-	989,482	-	-	-	-	-	-	989,482
Balance at December 31, 2007	28,827,039	26,255,942	4,128,400	8,103,611	1,030,482	-	-	(26,739,967)	(1,905,932)	2,768,925
Net income for the period	-	-	-	-	-	-	-	763,110	-	763,110
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	380,335	380,335
Comprehensive income										1,143,445
Cash transactions
Private placement of 6,315,800 special warrants at $2.85 per unit,
net of issuance costs of $1,571,077 and broker warrants	-	-	-	-	-	6,315,800	15,546,701	-	-	15,546,701
Broker Warrants issued	-	-	-	-	-	442,107	882,252	-	-	882,252
Exercise of options at $1.05 per share	100,000	188,255	(83,255)	-	-	-	-	-	-	105,000
Exercise of options at $1.10 per share	100,000	183,921	(73,921)	-	-	-	-	-	-	110,000
Exercise of options at $1.23 per share	100,000	207,013	(84,013)	-	-	-	-	-	-	123,000
Exercise of options at $1.33 per share	75,000	182,525	(82,775)	-	-	-	-	-	-	99,750
Exercise of warrants at $1.05 per share	525,257	713,539	-	(525,257)	(162,019)	-	-	-	-	551,520
Exercise of warrants at $1.20 per share	10,000	15,804	-	(10,000)	(3,804)	-	-	-	-	12,000
Exercise of warrants at $1.30 per share	10,000	13,000	-	(10,000)	-	-	-	-	-	13,000
Exercise of warrants at $1.75 per share	146,700	334,619	-	(146,700)	(77,894)	-	-	-	-	256,725
	1,066,957	1,838,676	(323,964)	(691,957)	(243,717)	6,757,907	16,428,953	-	-	17,699,948
Non-cash transactions
Debt settlement at a value of $1.20 per share	166,667	200,000	(200,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.61 per share	46,512	75,000	(75,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.41 per share	7,100	10,000	-	-	-	-	-	-	-	10,000
Debt settlement/ exercise of options at $1.33 per share	50,926	123,937	(56,206)	-	-	-	-	-	-	67,731
Debt settlement/ exercise of options at $1.52 per share	25,000	72,652	(34,652)	-	-	-	-	-	-	38,000
Expiry of warrants	-	-	-	(5,333,333)	-	-	-	-	-	-
Stock-based compensation	-	-	828,090	-	-	-	-	-	-	828,090
Balance at June 30, 2008	30,190,201	28,576,207	4,266,668	2,078,321	786,765	6,757,907	16,428,953	(25,976,857)	(1,525,597)	22,556,139

See accompanying notes to the interim consolidated financial statements.	Page 4

Western Wind Energy Corp.
Notes to the consolidated financial statements
June 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

1.	Nature of business and continued operations

The accompanying unaudited interim consolidated financial statements of Western Wind Energy Corp. (the “Company”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets , liabilities and operations of the Company and its wholly owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the annual consolidated financial statements of the Company as at and for the eleven months ended December 31, 2007. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted in Note 2.

In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature have been included in these unaudited interim consolidated financial statements. All intercompany accounts and transactions have been eliminated. The results of operations for the three and six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008 or for other future operating periods. All information is stated in Canadian dollars unless otherwise stated.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

In January 2008, the Company changed its fiscal year end from January 31 to December 31, effective as of December 31, 2007. Accordingly, the Company has reported its quarterly consolidated financial statements for the three and six month period ended June 30, 2008 with comparatives for the three and six months ended July 31, 2007.

2.	Changes in accounting policies

(a)	Current

In 2008, the Company adopted new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1535, Capital Disclosures (“Section 1535”), Financial Instruments - Disclosures
(“Section 3862”), and Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”).

(i) Capital disclosure

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 16.

Western Wind Energy Corp.
Notes to the consolidated financial statements
June 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

2.	Changes in accounting policies (continued)

(a)	Current (continued)

	(ii)	Financial instruments disclosures and presentation

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments Disclosures and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and the extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures pursuant to these new Handbook Sections are included in Note 14.

(b)	Future

New accounting pronouncements

	(i)	In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, and amended Section 1000, Financial Statement Concepts, clarifying the criteria for the recognition of assets, intangible assets and internally developed intangible assets. Items that no longer meet the definition of an asset are no longer recognized with assets. The standard is effective for fiscal years beginning on or after October 1, 2008 and early adoption is permitted.

We are currently evaluating the impact these sections will have on our results of operations and financial position.

	(ii)	In January 2006, the CICA adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by 2011 and we will be required to report according to IFRS standards for the year ended December 31, 2011. We are currently assessing the impact of the convergence of Canadian GAAP with IFRS on our results of operations, financial position and disclosures.

3.	Capital assets

			June 30, 2008
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Construction in progress	661,149	-	661,149
Property and equipment	23,176,353	(4,387,119)	18,789,234
	23,837,502	(4,387,119)	19,450,383

Western Wind Energy Corp.
Notes to the consolidated financial statements
June 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

3.	Capital assets (continued)

		December 31, 2007
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Construction in progress	513,254	-	513,254
Property and equipment deposits	153,157	-	153,157
Property and equipment	21,833,768	(3,183,208)	18,650,560
	22,500,179	(3,183,208)	19,316,971

The unrealized foreign exchange translation increase in capital costs for the six months ended June 30, 2008 was $345,695.

4.	Goodwill and other intangible assets

			June 30,	December 31,
			2008	2007
		Accumulated	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$

Goodwill	3,767,789	-	3,767,789	3,662,851
Land right-of-way	376,094	(110,900)	265,194	285,933
Power purchase contracts	65,214	(26,528)	38,686	44,569
	4,209,097	(137,428)	4,071,669	3,993,353

The foreign exchange translation increase in goodwill and other intangible assets for the six months ended June 30, 2008 was $113,258.

5.	Loans payable

	June 30,	December 31,
	2008	2007
	$	$

Windridge acquisition loan (a)	290,615	258,888
Windstar mortgages (b)	360,507	373,751
Mesa Wind acquisition loan (c)	-	13,283,420
Kingman loan (d)	420,626	408,911
Other	263,938	46,712
	1,335,686	14,371,682
Less: Current portion	896,935	13,679,465
	438,751	692,217

Western Wind Energy Corp.
Notes to the consolidated financial statements
June 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

5.	Loans payable (continued)

(a)	Windridge acquisition loan

The Windridge acquisition loan of US$285,000 is secured by a first charge on the Windridge land with interest payable annually at the rate of 8%. Principal was initially due on May 10, 2008 and was extended to January 15, 2009 subsequent to June 30, 2008. The loan is convertible into common shares, at the option of the holder, at a price of US$1.40 per share. The note is redeemable by the Company upon 30 days’ notice.

(b)	Windstar mortgages

The Company’s Windstar mortgage balance at June 30, 2008 of US$353,542 (US$377,031 as at December 31, 2007) are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with due dates from October 2009 to July 2014. The mortgages are secured by first charges on the land.

(c)	Mesa Wind acquisition loan

The Mesa loan was repaid on June 23, 2008 (the “Repayment date”), which triggered a reduction of interest charged by Pacific Hydro from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Loan was repaid; and a reduction of the loan principal by US$3,000,000 which was a net reduction of US$2,900,000 after taking into account an extension fee of US$100,000. The net reduction was recorded as income from discontinued operations as it was for compensation for the Steel Park asset allocation on the discontinuation of that project.

(d)	Kingman loan

The Kingman loan of US$412,500 (December 31, 2007 - US$412,500) was repaid in July 2008. The loan was secured by a second charge on the Kingman property and interest was 12% payable monthly. The lender also received 119,000 bonus shares on October 11, 2007 at a fair value of $0.75 per share for a total cost of $89,250.

Principal payments due in the next five calendar years and thereafter are as follows:

$

2008	896,935
2009	182,997
2010	75,459
2011	80,672
2012	74,351
Thereafter	25,272
1,335,686

Western Wind Energy Corp.
Notes to the consolidated financial statements
June 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

6.	Income tax recovery

	Six months ended
	June 30,	July 31,
	2008	2007
	$	$
Income taxes
Current	804	-
Future	(335,723)	(376,089)
	(334,919)	(376,089)

The Company’s effective rate for income taxes is considerably lower than actual statutory rates because the benefits from losses carried forward for tax purposes have not been recognized.

7.	Share capital

(a)	750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. On June 12, 2008, 37,501 shares were released leaving a balance of 712,999 shares held in escrow. The release of further shares is subject to the approval of the TSX Venture Exchange. The escrow shares may be cancelled if they are not issued before April 29, 2009, the Company has been subject to a cease trade order for two years or the cancellation of the escrow shares is a condition to the consent of a major reorganization of the Company.

(b)	The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 6,008,744 common shares representing 20% of the issued and outstanding shares as at the June 11, 2008 Annual General Meeting.

Each option entitles the holder to acquire one common share at its exercise price. Options vest between 12 and 24 months from the date of grant and expire five years from the date of grant.

During the six months ended June 30, 2008, as a result of termination, exercise rights for the balance of a consultant’s stock options (75,000 options at $1.54 per share) were cancelled.

Western Wind Energy Corp.
Notes to the consolidated financial statements
June 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

7.	Share capital (continued)

(b)	(continued)

The Company recorded $486,000 and $828,090 of stock-based compensation expense during the three and six months ended June 30, 2008, respectively ($51,990 and $110,830 for the three and six months ended July 31, 2007, respectively).

A summary of stock option information as at June 30, 2008 is as follows:

		Weighted
		average
		exercise
	Shares	price
		$

Options outstanding at January 31, 2007	3,045,000	1.43
Granted	1,750,000	1.41
Exercised	(100,000)	0.86
Expired/forfeited	(420,000)	1.27
Options outstanding at December 31, 2007	4,275,000	1.45
Granted	337,400	2.29
Exercised	(450,926)	1.21
Expired/forfeited	(75,000)	1.54
Options outstanding at June 30, 2008	4,086,474	1.55

		Stock options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
	Number of	average	contractual	Number of	average
Range of	stock options	exercise	life	options	exercise
exercise prices	outstanding	price	(years)	outstanding	price
$		$			$

1.00 - 1.60	3,099,074	1.37	2.34	1,911,574	1.33
1.61 - 2.50	987,400	2.10	0.88	818,700	2.06
	4,086,474	1.55	1.91	2,730,274	1.55

Western Wind Energy Corp.
Notes to the consolidated financial statements
June 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

7.	Share capital (continued)

(c)	The fair value of the Company’s stock-based awards granted to employees, non- employee directors and consultants for the six months ended June 30, 2008 and July 31, 2007 was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Six months ended
	June 30,	July 31,
	2008	2007

Expected life (in years)	5	5
Risk-free interest rate	3.16%	3.97%
Expected volatility	81.32%	74.42%
Dividend yield	-	-

In addition, the fair value per stock option as at June 30, 2008 was $1.55 ($0.74 as at July 31, 2007).

8.	Warrants

Warrants outstanding as at June 30, 2008:

Number of
special			Exercise
warrants	(i)	Amount	price	Expiry date
		$	$

6,315,800		15,546,701	(i)	June 20, 2010
442,107		882,252	(i)	June 20, 2010
6,757,907		16,428,953

Number of
share purchase			Exercise
warrants	(ii)	Amount	price	Expiry date
		$	$

107,416		52,754	1.30	November 28, 2008
441,133		4,473	2.20	December 5, 2008
20,000		9,828	1.30	December 31, 2008
197,570		60,682	1.05	February 23, 2009
80,002		26,558	1.05	August 1, 2009
155,000		58,969	1.20	October 11, 2009
1,077,200		573,501	1.75	October 23, 2009
2,078,321		786,765

Western Wind Energy Corp.
Notes to the consolidated financial statements
June 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

8.	Warrants (continued)

(i)	On June 20, 2008, the Company issued 6,315,800 special warrants (the “Special Warrants”) through a private placement (“Offering”) at a price of $2.85 per Special Warrant. Each Special Warrant entitles the holder to acquire, for no additional consideration, 6,315,800 common shares (the “Common Shares”) and 3,157,500 common share purchase warrants (the “Warrants”). In conjunction with the Offering, the Company also issued 442,107 brokers’ warrants (the “Brokers’ Warrants”). Each Broker’s Warrant may be exercised by the holder to acquire one Agents’ Unit at a price of $2.85 per Agents’ Unit until June 20, 2010. An Agents’ Unit comprises one common share and one-half of one Warrant. Each Warrant entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010. On July 31, 2008, each Special Warrant and Broker’s Warrant were converted to one common share and one half of one Warrant following the issue of a short-form prospectus to that effect.
Broker’s Warrants were not converted.

(ii)	Each share purchase Warrant entitles the holder to acquire one common share of the Company on the payment of the exercise price as indicated.

(iii)	3,000 exercised subsequent to June 30, 2008.

(iv)	16,250 exercised subsequent to June 30, 2008.

9.	Related party transactions

The following expenses were accrued/paid to directors, officers, a significant shareholder and the spouse of a director of the Company:

	Six months ended
	June 30,	July 31,
	2008	2007
	$	$

Consulting and directors' fees	491,879	385,327
Bonuses	-	83,920
Management fees	195,000	90,000
Office and secretarial	18,000	39,000
Interest (recovery) expense	(226,359)	855,823
	478,520	1,454,070

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

Western Wind Energy Corp.
Notes to the consolidated financial statements
June 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

10.	Settlement agreement with Pacific Hydro

On September 28, 2007, the Company entered a settlement agreement with Pacific Hydro that provided for settlement of various lawsuits and the termination of the business relationship between the parties. Pursuant to the settlement agreement and a subsequent amendment:

(a)	the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors were placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the US$13,400,000 Mesa Wind acquisition loan and accrued interest (the “Mesa Loan”) by April 28, 2008, extended by amendment to June 24, 2008 (the “Repayment Date”).

The loan was repaid on June 23, 2008 and accordingly the common shares of Mesa Wind were returned to the Company; and

(b)	As mentioned in Note 5, the Mesa loan was repaid on June 23, 2008, which triggered a reduction of interest of $826,441 charged by Pacific Hydro from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Loan was repaid; and a reduction of the loan principal by US$3,000,000 which was netted to US$2,900,000 after taking into account an extension fee of US$100,000. The net reduction was recorded as income from discontinued operations as it was for compensation for the Steel Park asset allocation on the discontinuation of that project.

11.	Commitments

					More
		Within 1	2 to 3	4 to 5	than 5
	Total	year	years	years	years
	$	$	$	$	$
Right of way
agreements	397,799	97,532	176,010	124,257	-
Office lease	271,218	72,132	148,926	50,160	-
Management contract	101,000	101,000	-	-	-
	770,017	270,664	324,936	174,417	-

12.	Contingencies

The Company has one employee, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

13.	Economic dependence

The Company’s operations consist of generating wind energy in the State of California, U.S.A. The Company’s revenues are 100% derived from a single customer and are based on power purchase agreements signed between the parties.

Western Wind Energy Corp.
Notes to the consolidated financial statements
June 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

14.	Financial instruments

(a)	Categories of financial assets and liabilities

Under Canadian GAAP, all financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Unrealized gains and losses on held-for-trading financial instruments are recognized in earnings. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to earnings when the asset is disposed of or impaired. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the cost of the instrument at its initial carrying amount.

The Company has made the following classifications:

Cash is classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

Accounts payable and accrued liabilities (including current portion) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value at June 30, 2008 and December 31, 2007 due to their short-term nature. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities, as described in Note 5, are comprised of senior secured loans and mortgages and, as such, the Company is exposed to interest rate risk. The Company mitigates this risk by either fixing the interest rates upon the inception of the debt or through interest rate swaps. The fair values of the loans approximate their book values, based on the Company’s current credit worthiness and prevailing market interest rates.

Western Wind Energy Corp.
Notes to the consolidated financial statements
June 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

14.	Financial instruments (continued)

(b)	Derivative instruments and hedging activities

The Company does not utilize derivative instruments currently but may use them in the future to manage market risk against the volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company’s policy is not to utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges.

As at June 30, 2008, the Company does not have any outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its receivables and the aging of receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At June 30, 2008 less than 1% of the Company’s receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 5 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 5, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 16, the Company is in compliance with all financial covenants relating to its financial liabilities as at June 30, 2008. This risk management strategy is unchanged from the prior year.

The Company has substantial assets denominated in US$ related to its California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at June 30, 2008, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in a $110,000 impact to accumulated other comprehensive income (“AOCI”). The foreign currency exposure on these assets is partly managed through U.S. dollar denominated financing. Based upon the remaining payments at June 30, 2008, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $20,000 impact to net income. This risk management strategy is unchanged from the prior year.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current oil and gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the oil and gas market prices would result in reduced revenue, on an annual basis, of approximately $50,000. The Company manages this interest rate risk by monitoring the oil and gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Western Wind Energy Corp.
Notes to the consolidated financial statements
June 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

14.	Financial instruments (continued)

(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk (continued)

Cash and restricted cash are stated at amounts adjusted at contractual rates compatible with those prevailing in the market are highly liquid, and are maintained with prime financial institutions for high liquidity.

15.	Subsequent events

(a)	On July 9, 2008, the Company terminated its Investor Relations Contract with Ascenta Capital Partners Inc., effective August 3, 2008.

(b)	On July 24, 2008 the Company filed a short form prospectus that qualified the distribution of common shares and warrants. Pursuant to this short form prospectus, 6,315,800 Special Warrants were converted on July 31, 2008 whereby the Company issued 6,315,800 common shares and 3,157,500 common share purchase warrants of the Company. Each common share purchase warrant entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010.

(c)	Subsequent to June 30, 2008 the Company received $64,838 from the exercise of 19,250 warrants and 25,000 stock options.

16.	Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives. The Company’s success of this is monitored through comparison of debt to equity, which the Company believes is appropriate given the current economic conditions in the renewable energy sector, the Company’s growth phase, and the long-term nature of the Company’s assets. The Company’s current debt/equity ratio is calculated as follows:

	June 30,	December 31,
	2008	2007
	$	$

Total loans payable including current portion	1,335,686	14,371,682
Shareholders’ equity	22,556,139	2,768,925
Total debt and equity	23,891,825	17,140,607

Debt to equity ratio, end of period	0.1	5.2

Changes from December 31, 2007 relate primarily to changes within shareholders’ equity relating to current period earnings, the exercise of stock options, the exercise of warrants, the issue of Special Warrants (Note 8) and repayment of Pacific Hydro loan as mentioned in Note 5.

Western Wind Energy Corp.
Notes to the consolidated financial statements
June 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

16.	Capital disclosures (continued)

The Company is in compliance with all financial covenants as at June 30, 2008.

The Company completed a private placement offering subsequent to June 30, 2008 (Note 15 (b)).

17.	Comparative figures

The comparative unaudited interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period financial statements.